Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

May 16, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 13, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from SUPER HI INTERNATIONAL HOLDING LTD. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, each representing ten (10) ordinary shares

Ordinary shares, par value US$0.000005 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,